#82-1260

03032465

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	July 31, 2003	03/09/19

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V7C 2T2	604-274-5600	604-275-8222

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	Director	604-275-8222

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	Siggy Naguschewski	03/09/19
"M. Goldstein"	Matty Goldstein	03/09/19

dlw 10/2

THUNDER SWORD RESOURCES INC.

BRITISH COLUMBIA SECURITIES COMMISSION
1100 - 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Attention: Financial Disclosure Section

Dear Sirs;

Corporation:	THUNDER SWORD RESOURCES INC.
Period End:	July 31, 2003
Record Date:	
Mailing Date:	September 25, 2003

We wish to confirm that on the captioned mailing date, the enclosed material, which is below, was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Corporation.

______	Notice of Meeting/Information Circular
______	Annual Report (With Annual Financial Statements)
______	Proxy
X	Letter to Shareholders
______	Letter of Transmittal
X	Interim Financial Statements
______	Return Envelope
______	Other - ____________________

Yours truly,

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Enclosures(s)

cc: TSX
cc: Morgan & Company - Attn: Peter Witzerman
cc: DuMoulin Black - Attn: George Brazier
cc: Computershare - Attn: June Glover
cc: United States Securities & Exchange Commission

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

September 25, 2003

This is to confirm the distribution of our Interim Financial Statements for the period ended July 31, 2003 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2003
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at July 31, 2003 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. "Morgan & Company"

September 12, 2003 Chartered Accountants

THUNDER SWORD RESOURCES INC.

BALANCE SHEET

(Unaudited – see Notice to Reader)

	JULY 31 2003	OCTOBER 31 2002
ASSETS		
Current		
Cash	$ **667**	$ 2,683
Accounts receivable	**1,177**	3,190
Inventory	**41,184**	18,789
Prepaid expenses	**2,481**	2,481
	45,509	27,143
Capital Assets	**28,548**	29,327
Interest In Mineral Properties	**82,060**	82,060
	$ **156,117**	$ 138,530
LIABILITIES		
Current		
Accounts payable	$ **60,022**	$ 51,057
Due to related parties	**438,468**	302,071
	498,490	353,128
SHAREHOLDERS' DEFICIENCY		
Share Capital	**3,703,249**	3,703,249
Deficit	**(4,045,622)**	(3,917,847)
	(342,373)	(214,598)
	$ **156,117**	$ 138,530

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

THUNDER SWORD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2003	2002	**2003**	2002
Sales	**$ 8,190**	$ 48,882	**$ 9,270**	$ 72,347
Cost Of Sales				
Inventory, beginning of period	**37,366**	36,677	**18,789**	36,965
Purchases	**7,558**	-	**26,555**	-
Freight out	**-**	17,970	**417**	27,559
	44,924	54,647	**45,761**	64,524
Inventory, end of period	**41,184**	30,448	**41,184**	30,448
	3,740	24,199	**4,577**	34,076

Gross Profit	**4,450**	24,683	**4,693**	38,271
Administrative Expenses				
Advertising and shareholder relations	**589**	2,006	**2,505**	5,918
Amortization	**2,445**	1,298	**7,336**	2,686
Automotive and travel	**3,214**	3,081	**9,698**	14,991
Consulting fees	**19,500**	17,800	**56,586**	53,240
Filing and transfer fees	**3,593**	541	**8,521**	8,191
Interest	**328**	136	**1,033**	376
Office and miscellaneous	**2,697**	3,902	**8,328**	11,352
Professional fees	**1,425**	650	**4,669**	2,139
Product research	**-**	(411)	**122**	540
Rent	**8,565**	7,958	**25,000**	24,308
Warehousing	**2,080**	-	**8,670**	-
	44,436	36,961	**132,468**	123,741
Net Loss For The Period	**(39,986)**	(12,278)	**(127,775)**	(85,470)
Deficit, Beginning Of Period	**(4,005,636)**	(3,894,591)	**(3,917,847)**	(3,821,399)
Deficit, End Of Period	**$ (4,045,622)**	$ (3,906,869)	**$ (4,045,622)**	$ (3,906,869)
Loss Per Share	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ (0.01)

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2003	2002	**2003**	2002
Cash Flows From Operating Activities				
Net income for the period	**$ (39,986)**	$ (12,278)	**$ (127,775)**	$ (85,470)
Adjustments for item not affecting cash:				
Amortization	**2,445**	1,298	**7,336**	2,686
	(37,541)	(10,980)	**(120,439)**	(82,784)
Changes in non-cash working capital items:				
Accounts receivable	**-**	9,167	**2,013**	155,998
Inventory	**(3,818)**	6,229	**(22,395)**	6,517
Prepaid expenses	**(986)**	(3,225)	**-**	(7,786)
Accounts payable	**3,694**	(4,618)	**8,965**	(55,335)
	(38,651)	(3,427)	**(131,856)**	16,610
Cash Flows From Investing Activity				
Purchase of capital assets	**-**	(18,897)	**(6,557)**	(32,475)
Cash Flows From Financing Activity				
Due to related parties	**36,169**	19,565	**136,397**	(28,392)
Increase (Decrease) In Cash During The Period	**(2,482)**	(2,759)	**(2,016)**	(44,257)
Cash, Beginning Of Period	**3,149**	7,151	**2,683**	48,649
Cash, End Of Period	**$ 667**	$ 4,392	**$ 667**	$ 4,392

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2003

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2002. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2002.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2002 - $1,500) to a company with one common director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2002 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest and are without specific terms of repayment.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X ________ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**July 31, 2003**	**03/09/19**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**03/09/19**
"M. Goldstein"	**Matty Goldstein**	**03/09/19**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

July 31, 2003

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the three month period ended:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $1,500 to a company with a common director.
   The Company paid or accrued management fees of $15,000 to two directors.

3. For the three month period ended:

   (a) Summary of securities issued during the period:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, July 31, 2003	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

July 31, 2003

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
James R. Tostenson	Director
Matty Goldstein	Director

- SCHEDULE C -

REPORT TO SHAREHOLDERS
of
THUNDER SWORD RESOURCES INC.

For the ninr months ending July 31, 2003

Sept. 23, 2003

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the nine months period ending July 31, 2003 the Company's continued aim was to evaluate and develop market opportunities.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or the sales of the product will provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day to day activities of the Company were attended to by Company Directors Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Expenses for the period were generally comparable to the same period of last year.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

I mentioned in my last report to you June 24/03 that we are still doing damage control and that we are still converting solid (crystal) magnesium chloride into a liquid form and storing it in holding tanks.

I can now report that we have completed this process and that we have sold some magnesium chloride in crystal from and some in liquid form. We are trying to retain some of our former customers; clients we had before our disastrous shipment from China and are also pursuing new customers.

We have sold some material to the B.C. and Sask. Highway Dept. with good results and now await further orders. We again started shipping to Ft. McMurray for use in the oil recovery at the oil sands fields.

We are getting ready for a new shipment of raw material from China but this time we will dictate the packaging.

The results of the test conducted by a local university where they use our product to clean up the polluted rivers and lakes are still not released. We are still being told that while the results are excellent the funding to complete this project is not in place. But that could happen very soon.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Our mining interest is the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. The use of magnesium chloride for winter application (de-icing) has increased in the last years. It has also proven to be economically attractive. Results from various highways departments and municipalities show a lower rate of accidents due to better traction. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much more friendly to streams as compared to salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.